Exhibit 99.1

#770 – 800 West Pender Street Vancouver, BC V6C 2V6 P: 604-630-1399 F: 604-681-0894

MAG Silver Corp.	November 7, 2017
For Immediate Release	NR#17-08

NEW JUANICIPIO PEA AND RESOURCE CONFERENCE CALL

NOVEMBER 7, 2017 AT 4:30 PM ET

Vancouver, B.C. MAG Silver Corp. (TSX: MAG) (NYSE American: MAG) (“MAG”) announces that an investor conference call with President and CEO, George Paspalas and management, will be held November 7, 2017 at 4:30 pm Eastern time (1:30 pm Pacific time). Mr. Paspalas will present results of the new, MAG commissioned, independent National Instrument 43-101 Technical Report encompassing a new Mineral Resource Estimate and Preliminary Economic Assessment (see Press Release November 7, 2017) for development of the stand-alone Juanicipio Joint Venture Project. A question and answer period will follow the presentation.

To participate, please dial: Canada/USA toll-free (800) 319-4610 or International toll-free (604) 638-5340 and request join to the “MAG Silver Conference Call”.  Participants please dial in five to 10 minutes prior to the scheduled start time.

Investors may also listen (and view slide presentation) via webcast of the event, live or recorded. For access to the webcast, a link will be provided on the MAG website: www.magsilver.com or visit http://services.choruscall.ca/links/magsilver20171107.html

About MAG Silver Corp.

MAG Silver Corp. is a Canadian exploration and development company focused on becoming a top-tier primary silver mining company, by exploring and advancing high-grade, district scale, silver-dominant projects in the Americas. Our principal focus and asset is the Juanicipio Property (44%), being developed in partnership with Fresnillo Plc (56%) and is located in the Fresnillo Silver District in Mexico, the world’s premier silver mining camp.  We are presently developing the underground infrastructure on the property, with the operational expertise of our joint venture partner, Fresnillo plc, to support an expected 4,000 tonnes per day mining operation.  As well, we have an expanded exploration program in place investigating other highly prospective targets across the property. In addition, we continue to work on regaining surface access to our 100% owned Cinco de Mayo property in Mexico while we seek other high grade, district scale opportunities.

On behalf of the Board of

MAG SILVER CORP.

"George Paspalas "

President & Chief Executive Officer

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For further information on behalf of MAG Silver Corp. Contact Michael J. Curlook, VP Investor Relations and Communications
Website: Phone: Toll free:	www.magsilver.com (604) 630-1399 (866) 630-1399	Email: Fax:	info@magsilver.com (604) 681-0894

Neither the Toronto Stock Exchange nor the NYSE American have reviewed or accepted responsibility for the accuracy or adequacy of this press release, which has been prepared by management.

This release includes certain statements that may be deemed to be “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995 and applicable Canadian Securities laws. All statements in this release, other than statements of historical facts are forward looking statements, including statements that address the anticipated dates by which the ramp is expected to reach the plane of the Valdecañas en echelon vein system; the anticipated impact of the exploration drilling results, exploration drilling, exploitation activities and other future events or developments. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although MAG believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include, but are not limited to, changes in commodities prices, changes in mineral production performance, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions, political risk, currency risk and capital cost inflation. In addition, forward-looking statements are subject to various risks, including that data is incomplete and considerable additional work will be required to complete further evaluation, including but not limited to drilling, engineering and socio-economic studies and investment. The reader is referred to the Company’s filings with the SEC and Canadian securities regulators for disclosure regarding these and other risk factors. There is no certainty that any forward-looking statement will come to pass and investors should not place undue reliance upon forward-looking statements. The Company does not undertake to provide updates to any of the forward-looking statements in this release, except as required by law.

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